writer’s direct dial:	(302) 426-2806
telecopy:	(302) 426-3555
email:	kbelohoubek@doverdowns.com

January 13, 2010

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:          Comment Letter dated December 29, 2009

Dover Downs Gaming & Entertainment, Inc.

Form 10-K for the year ended December 31, 2008

Filed: March 6, 2009

SEC File Number 1-16791

Dear Ms. Cvrkel:

We have received and reviewed your comment letter dated December 29, 2009.  We appreciate your efforts to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.  We will revise our future filings in response to these comments as more fully detailed below.

Our response to your comment letter follows.  For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

In our responses, references to “we,” “our,” or the Company shall mean Dover Downs Gaming & Entertainment, Inc. and/or its consolidated subsidiaries, as appropriate.

Annual Report on Form 10-K for the year ended December 31, 2008

Risk Factors, page 11

1.     In future filings, please revise to list all your risk factors in this section under the heading, “Risk Factors.” Cross-referencing a later section of your filing is not appropriate.

Response:             We will list all of our risk factors in this section under the heading, “Risk Factors.”

Factors That May Affect Operating Results; Forward-Looking Statements, page 21

2.     We note that you have included a bullet point list of risks that may affect your business.  In future filings, please revise your “Risk Factors” section to elaborate on how each of these risks apply to your business.  Set forth under each risk factor a subcaption that adequately describes the risk.  For example, explain how “general market and economic conditions, including consumer and corporate spending sentiment,” poses a risk to your business. Refer to Item 503(c) of Regulation S-K.

Response:              We will revise our “Risk Factors” section, in accordance with Item 503(c) of Regulation S-K, to elaborate on how each of the risks apply to our business and will set forth under each risk factor a sub caption that adequately describes the risk.  We may also eliminate certain bullet items that are duplicative or could apply to any company.

Signatures, page 31

3.     Your Form 10-K must be signed by your principal executive officer and your principal accounting officer, in their individual capacities.  In subsequent filings, please revise your signature page accordingly.  Refer to Form 10-K and General Instruction D(2)(a) of Form l0-K.

Response:              As required by General Instruction D(2)(a) of Form 10-K, we will revise the signature page to our Form 10-K so that it is signed by our principal executive officer and our principal accounting officer, in their individual capacities.

4.     The name of each director who signs your 10-K must have a separate line indicating his signature, his name under the signature, and the date signed, even if another individual acted as attorney-in-fact.  In subsequent filings, please revise accordingly.  Refer to Form 10-K and General Instruction D(2)(b) of Form 10-K.

Response:              As required by General Instruction D(2)(b) of Form 10-K,  we will revise the signature page to our Form 10-K so that the name of each director who signs has a separate line indicating his signature, his name under the signature, and the date signed, even if another individual acted as attorney-in-fact.

Item 2-Properties, and

Note 10-Related Party Transactions, page 49

5.     We note your disclosure regarding the easement agreement where Dover Downs Gaming and Entertainment (Gaming) uses Dover Motorsports’ 5/8-mile harness racing track which does not require the payment of any rent, in exchange for use of Gaming’s indoor grandstands at no charge in connection with motorsports event”.  We note that it appears the easement has a material impact on the company, as it provides for the free and exclusive use of the harness track for the period from November 1 through April 30, in exchange for free use of Gaming’s indoor grandstands during any motorsports events.  Please note that all costs of doing business, including costs incurred by parent and others, should be reflected in historical financial statements.  In this regard. please advise us what amounts, if any, associated with this related party transaction have been reflected in the financial statements and if no amounts have been reflected please explain why you believe your management’s accounting treatment for the use of the easement is appropriate, including the authoritative accounting guidance your relied upon which supports the basis for your conclusion.  We may have further comment upon reviewing your response.

Response:              We will expand our related party disclosure so that the reader is not left with the impression that the easement granted to us by Dover Motorsports, Inc. (“DVD”) to use its 5/8 mile harness racing track is in exchange for DVD’s use of our indoor grandstands.  There is no such quid pro quo.  We will also provide some historical perspective to help the reader better understand the relationship.

Prior to our spin-off from DVD in 2002, both companies shared certain real property in Dover, Delaware.  At the time of the spin-off, some of this real property was transferred to us to ensure that the real property holdings of each company was aligned with its past uses and future business needs.  During our harness racing season, we have historically used the 5/8-mile harness racing track that is located on DVD’s property and is on the inside of its one-mile motorsports superspeedway.  In order to continue this historic use, DVD granted a perpetual easement to the harness track to us at the time of the spin-off.  This perpetual easement allows for the exclusive use of the harness track for certain prescribed time periods each year.  An easement is an interest in real property and there is no payment of rent required in connection with our use of the easement.  We use the harness track under our “interest in real property” — in this case under the terms of an easement — much as we use other property that we own in fee simple.  We believe that we could eliminate the disclosure entirely since the use of property under an easement is not a “transaction,” but since the relationship between us and DVD at our Dover property is such a unique one, we thought it appropriate to at least describe how we use this “track within a track.”

At the time of the spin-off in 2002, different ways to allow us to continue our historical use of the harness track were contemplated — including the outright conveyance of the harness track to us in fee simple.  However, this would have required subdivision approval and would have been rather cumbersome to accomplish since the harness track is entirely on the inside of DVD’s auto speedway and would have been landlocked.  The infield and garage area of DVD’s auto speedway is entirely on the inside of the harness track and would also have been landlocked.  The solution arrived at to continue our historical use of the harness track was to have DVD grant to us a perpetual easement.  For all practical purposes, during the period of our use of the harness track, we enjoy the same rights and privileges that an owner of a fee simple interest would.

At the time of the spin-off, we also entered into a lease agreement with DVD which entitles it to the use of our indoor grandstands during DVD’s twice yearly NASCAR auto racing weekends — specifically the third floor seating area and dining room of the indoor grandstands.  These areas would typically be used by us for our harness racing patrons during a harness race meet but they were not historically used by us outside of our harness racing season.  The indoor grandstands are adjacent to our casino and the arrangement is deemed to be mutually beneficial at present as DVD’s patrons will frequent our casino and our food & beverage operations.  DVD’s NASCAR auto racing weekends are conducted during the off season for our harness racing.  {It would not be possible to conduct a harness race meet at the same time as a NASCAR race.}

The indoor grandstand area was historically used by DVD during its two annual NASCAR race weekends.  It is one of many areas on the property — such as DVD’s skybox suites — that DVD sells tickets to and offers hospitality services and the parties agreed to continue this historical use.  These are not premium seats and the use of these indoor grandstands is not critical to DVD’s operations.  As such, the use did not need to be embodied in something as permanent as an easement.  Instead, for flexibility purposes, the use was permitted by lease.  Significantly, the lease allows us the right to terminate DVD’s use at any time that we decide, at our sole discretion, to modify, demolish, remodel or otherwise change the grandstand area.  The lease does not provide for the payment of any rent and it would be difficult to establish a market value for an occasional, nominal use such as this that can be discontinued at any time.

Specifically, we would propose in our next Form 10-K to replace the first two paragraphs of our Related Party disclosure in Note 10 with language comparable to that set forth in the three paragraphs below:

“NOTE 10 — Related Party Transactions

During the years ended December 31, 2009, 2008 and 2007, we allocated costs of $            , $             and $            , respectively to Dover Motorsports, Inc. (“DVD”), a company related through common ownership, for certain administrative and operating services, including leased space.  DVD allocated certain administrative and operating service costs of $            , $             and $            , respectively, to us for the years ended December 31, 2009, 2008 and 2007.  The allocations were based on an analysis of each company’s share of the costs.  Additionally, in connection with DVD’s 2009, 2008 and 2007 NASCAR event weekends at Dover International Speedway, we provided certain services, primarily catering, for which DVD was invoiced $            , $             and $            , respectively.  Additionally, DVD invoiced us $            , $             and $            , respectively, for our rental of a skybox suite, tickets and other services during DVD’s 2009, 2008 and 2007 NASCAR event weekends at Dover International Speedway.  As of December 31, 2009 and 2008, our consolidated balance sheets included an $             and $             payable from DVD, respectively, for the aforementioned items.  We settled these payables in January of 2010 and 2009, respectively.  The net costs incurred by each company for these services are not necessarily indicative of the costs that would have been incurred if the companies had been unrelated entities and/or had otherwise independently managed these functions; however, management believes that these costs are reasonable.

Prior to our spin-off from DVD in 2002, both companies shared certain real property in Dover, Delaware.  At the time of the spin-off, some of this real property was transferred to us to ensure that the real property holdings of each company was aligned with its past uses and future business needs.  During our harness racing season, we have historically used the 5/8-mile harness racing track that is located on DVD’s property and is on the inside of its one-mile motorsports superspeedway.  In order to continue this historic use, DVD granted a perpetual easement to the harness track to us at the time of the spin-off.  This perpetual easement allows us to have exclusive use of the harness track during the period beginning November 1 of each year and ending April 30 of the following year, together with set up and tear down rights for the two weeks before and after such period.  The easement requires that we maintain the harness track but does not require the payment of any rent.

Various easements and agreements relative to access, utilities and parking have also been entered into between us and DVD relative to our respective Dover, Delaware facilities.  DVD pays rent to us for the lease of its principal executive office space.  We also allow DVD to use our indoor grandstands in connection with DVD’s two annual motorsports weekends.  We do not assess rent for this nominal use and may discontinue the use at our discretion.”

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing) a statement from the company acknowledging that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

•      Staff comments or changes to disclosure in response to staff comments in the Form 10-K reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal

KMB Correspondence/SEC Letters

cc:           Denis McGlynn, President and CEO

Timothy R. Horne, Sr. Vice President-Finance and CFO

Effie Simpson (Securities and Exchange Commission)

Jean Yu (Securities and Exchange Commission)

Chanda DeLong (Securities and Exchange Commission)